3501 County Road 6 East
Elkhart, IN 46514
(574) 535-1125
(574) 217-0358 (Fax)

January 17, 2017

Via EDGAR

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E. -- Mail Stop 3561
Washington D.C. 20549

Re:	Drew Industries Incorporated
File No. 001-13646
Form 10-K for the Year Ended December 31, 2015
Form 10-Q for the Quarter Ended September 30, 2016
Form 8-K furnished November 23, 2016

Dear Ms. Raminpour:

We are writing in response to your letter dated December 15, 2016 regarding the Staff’s comments with respect to the above-referenced reports of LCI Industries (formerly known as Drew Industries Incorporated (the “Company”)). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for the year ended December 31, 2015
Selected Financial Data, page 21

1.	Please revise to disclose cash dividends per share in accordance with instruction 2 of Item 301 of Regulation S-K.

The information regarding cash dividends declared per common share required by instruction 2 of Item 301 of Regulation S-K appears on page 20 of our Form 10-K for the year ended December 31, 2015, immediately preceding Item 6, Selected Financial Data. In light of the inclusion of such disclosure, as well as the proximity to the filing of our 2016 Form 10-K, we propose to relocate the required information into Item 6 in that report and in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

Website: www.lci1.com

2.
We note your disclosure at the top of page 26 that excluding certain charges for severance, environmental and legal costs in 2015, net income would have been $79 million in 2015, or $3.20 per diluted share, and excluding the 2014 loss on the sale of the company’s aluminum extrusion-related assets, net income would have been $63.5 million in 2014, or $2.61 per diluted share. Please note that disclosure of these adjusted amounts represent non-GAAP financial measures. Please advise us and revise to include all of the disclosures as required by Item 10(e) of Regulation S-K.

Upon further review, we acknowledge the specified adjusted amounts qualify as non-GAAP financial measures which are subject to the disclosure requirements of Item 10(e) of Regulation S-K. Item 10(e) requires the following disclosure:

A.	A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

With regard to equal or greater prominence of the most directly comparable GAAP measure, we believe we have complied with this disclosure requirement, as net income is presented before the non-GAAP financial measure of adjusted income. Our disclosure reads:

For the full-year 2015, the Company’s net income increased to $74.3 million, or $3.02 per diluted share, up from net income of $62.3 million, or $2.56 per diluted share, in 2014. Excluding certain charges for severance, environmental and legal costs in 2015, net income would have been $79.0 million in 2015, or $3.20 per diluted share, and excluding the 2014 loss on the sale of the Company's aluminum extrusion-related assets, net income would have been $63.5 million in 2014, or $2.61 per diluted share.

B.	A reconciliation, which shall be quantitative for historical non-GAAP measures presented.

We believe the appropriate disclosure would be as follows:

The reconciliation for the non-GAAP measure of adjusted income presented to the GAAP measure of net income is as follows:

	2015		2014
	Before Tax	After Tax	Before Tax	After Tax
Net income, as reported	$114,369	$74,345	$95,057	$62,266
Sale of extrusion assets	—	—	1,954	1,290
Severance	3,716	2,415	—	—
Environmental	1,500	975	—	—
Product recall	1,100	715	—	—
Legal settlements	805	523	—	—
Adjusted income	$121,490	$78,974	$97,011	$63,556

Diluted EPS, as reported	N/A	$3.02	N/A	$2.56
Impact of adjustments on EPS	N/A	$0.18	N/A	$0.05
Adjusted EPS	N/A	$3.20	N/A	$2.61

C.
A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations.

Website: www.lci1.com

We believe the appropriate disclosure would be as follows:

We believe the non-GAAP financial measure of adjusted income presented in our results of operations included in this Annual Report on Form 10-K is appropriate to enhance an overall understanding of our past financial performance and also our prospects for the future, as well as to facilitate comparisons with our historical operating results. Adjustments to our GAAP net income are made with the intent of providing both management and investors a more complete understanding of our underlying operational results and trends. For example, adjusted income is an indication of our baseline performance before gains, losses or other charges, such as the loss incurred through the sale of operating assets or the cost of unanticipated executive severance obligations, that are considered by management to be outside our core operating results. In addition, these adjustments are among the factors management takes into account for purposes of our planning and forecasting of future periods.

There are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. The non-GAAP financial measures are limited in value because they exclude certain items that may have a material impact upon our reported financial results. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. Investors should review the reconciliations of the non-GAAP financial measures to their most directly comparable GAAP financial measures as provided in the tables below as well as our consolidated financial statements and related notes included elsewhere in this report.

D.	To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure.

We believe the first paragraph of the proposed disclosure provided above meets this criteria.

We acknowledge the omission of certain elements required by Item 10(e) of Regulation S-K and have provided a proposed disclosure for your reference above. Given the proximity to the filing of our 2016 Form 10-K, we propose that we include the example disclosure presented above for any non-GAAP items included in that report and in future filings.

Liquidity and Capital Resources, page 32

3.
We note that although your discussion of cash flows from operations includes a discussion of all three years presented in your financial statements, your discussion of your cash flows from investing and financing activities excludes a discussion of the earliest year presented, 2013. Please revise your discussion of cash flows from operating, investing, and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K.

We acknowledge the requirement of Item 303(a) of Regulation S-K to discuss the liquidity and financial capital resources for the three years presented. The omitted disclosure was limited to the financing and investing activities occurring in 2013, and such disclosure was provided in previous filings. We evaluated the omitted disclosure, noting that the significant components of the financing and investing activities that occurred during 2013 are disclosed in detail in other sections of our Form 10-K. Specifically, with regard to investing activities, the amount is comprised of capital expenditures and two small acquisitions. Each of the acquisitions, including the purchase price and allocation thereof, are described in detail in Note 5 to our consolidated financial statements. With regard to financing activities, the amount reflects the net impact of

Website: www.lci1.com

the tax benefits arising from the exercise of stock-based awards, offset by payments for contingent consideration related to acquisitions. The tax benefit from the exercise of stock-based awards is evident on our consolidated statement of cash flows and a roll-forward of the contingent consideration liability, including disclosure of the related payments, is presented in Note 11 to our consolidated financial statements. In light of the disclosures provided elsewhere within our Form 10-K, the inclusion of such disclosure in prior filings, as well as the proximity to our filing of our 2016 Form 10-K, we propose that we ensure a full description of the impact to cash flows from operating, financing and investing activities for all three years, in accordance with Item 303(a) of Regulation S-K, be included in that report and in future filings.
Form 10-Q for the quarter ended September 30, 2016
Consolidated Financial Statements
Note 11. Segment Reporting, page 19

4.
We note the change in segment reporting that you now have the OEM and Aftermarket businesses as separate reportable segments. Your disclosure indicates that the OEM segment comprises many diverse products such as components for RVs, windows for buses, trailers to haul boats, livestock, equipment and other cargo, pontoon boats, modular homes, and mobile office units. Please tell us if there are additional operating segments within the OEM reportable segment. If so, please tell us why you believe it is appropriate to aggregate these operating segments into one reportable segment, OEM, under ASC 280. As part of your response, please tell us how you consider the guidance under ASC 280-10-50-11a to e in your assessment for segment aggregation. If you believe that the OEM segment and Aftermarket segments are the only operating segments, please explain to us the basis for your conclusion. As part of your response, please tell us the title and describe the role of the CODM and each of the individuals who report to the CODM, explain your management structure including the identity of the person(s) responsible for each major product line and who they report to, and describe the information regularly provided to the CODM and how frequently it is prepared.

The Company maintains two operating segments, which are the same as its reportable segments: OEM and Aftermarket. The Company’s determination of its reportable operating segments is based on a careful and thorough analysis of applicable accounting authority and the internal management structure of the Company, using the management approach prescribed by FASB Accounting Standards Codification (ASC) 280. The operating segments identified and reported by the Company reflect the manner in which the Company organizes its business for the purpose of making operating decisions, assessing performance and allocating resources. Specifically, the chief operating decision maker (CODM) manages the business and makes resource allocation decisions based upon the two distinct channels through which our products are sold: (1) products sold directly to original equipment manufacturers (OEMs), and (2) products sold through aftermarket channels. These channels have different customers, different margin profiles and at-times display countercyclical behavior.
Our operating segments mirror the management/organizational structure put in place by the Company during May 2016. Each operating segment maintains an operating segment manager who is supported by an underlying management team that reports to the respective operating segment manager. The operating segment managers meet regularly with their respective management teams and report monthly results to the executive committee comprised of the Chief Executive Officer and President (see additional comments regarding our determination of the CODM below). Attached as an exhibit is an organizational chart for our executive management team.

Website: www.lci1.com

The segment manager for the OEM operating segment is Jason Lippert, who is also our CEO and a member of our CODM executive committee. In this role, Mr. Lippert is supported by two sales VPs and four sales directors. The two sales VPs oversee the OEM customer relationships, sales organization and related activities. In your comment, you requested that we identify the person(s) responsible for each major product line and to whom they report. We are organized first by our operating segments, OEM and aftermarket. Within our OEM operating segment, our two sales VPs, together with the operating segment manager, each oversee a pool of customer relationships which cross product lines and industries. This structure is necessary because many of our customers purchase multiple products (product lines) for a variety of applications, in some cases in a packaged deal. As an example, one of our largest customers, Forest River (26% of 2015 consolidated revenues) manufactures recreational vehicles, various trailers, pontoon boats and manufactured housing units, and purchases products that cross most categories within the OEM segment for use across these applications. Accordingly, our product and pricing decisions are made at the customer rather than product-line level and are influenced by the overall volume of total product purchased by a customer. Therefore, our approach is to manage the overall profitability of the customer relationship rather than the profitability at a product-line level. As reflected on the attached organization chart, the sales VPs that support our OEM operating segment manager are further supported by four directors whose responsibilities are based on broad product categories and/or geographies. While product-level sales data is accumulated for our annual entity-wide financial statement disclosures, we do not prepare financial or operational information at the product-line level.
The segment manager for the Aftermarket operating segment is April Klein. Ms. Klein is supported by five directors. These directors oversee the sales and marketing activities as well as the service operations, distribution and technical training and support provided to certain customers in our aftermarket channel.
Our manufacturing operations support both our OEM segment and our Aftermarket segment and are managed by a combination of our CEO, Jason Lippert and our President, Scott Mereness. Mr. Lippert and Mr. Mereness are supported by five operational VPs, a purchasing VP and a VP of quality who oversee the operations for a network of 48 manufacturing and distribution facilities which source and manufacture our various products. Each plant has a plant management team responsible for the operations of the individual plant, which report into one of five operational VPs. While the operational VPs each oversee several facilities, we do not aggregate financial results for the facilities at the operational VP level. We periodically reassign the facilities among our operational VPs in order drive communication and sharing of ideas to drive operational effectiveness and synergies among our facilities. Furthermore, these facilities are neither organized nor managed at the product line or industry level. Rather, our facilities are organized and managed primarily by functional discipline, which includes: fabric and woodworking, electronics and plastic forming, steel and aluminum fabrication, steel and aluminum welding, and motion systems. The manufacturing facilities generally produce multiple products (product lines) and have a history of sharing resources as well as transferring assets and production of products (product lines) among the network of facilities.
While the performance of the OEM Segment and the Aftermarket Segment are monitored by the CODM and the Board of Directors, the Company’s performance-based bonus pool for the executive team depicted on the attached organization chart is computed based upon the operating results of the consolidated group. The computation is based on consolidated Return on Invested Capital (ROIC) and is not computed or applied at the operating segment or any other level.
The Company determined the CODM to be the executive committee comprised of its CEO (Jason Lippert) and President (Scott Mereness). The CEO and President are the Company’s two highest compensated individuals and drive the strategic direction and resource allocation decisions of the Company. The CEO and President each bring unique skills required to develop and execute our strategy and we consider both necessary to making such decisions. Our CEO is the driving force behind the Company’s key customer relationships.

Website: www.lci1.com

His areas of focus include organizational strategy, sales and management of customer relationships, product development, and people development. Our President is focused on certain other operational matters including developing, defining and monitoring various organizational metrics and the related analysis, particularly related to systems, supply-chain, quality, and organizational integration. In many cases, Mr. Lippert will oversee evaluation of the strategic and customer-facing elements of new opportunities while Mr. Mereness will oversee the underlying analysis and certain operational considerations associated with their execution. Mr. Lippert and Mr. Mereness are each aware of the critical and different roles each play in the decision making process and consider their joint decision making to be a necessary element of how the business is managed and resources are allocated.
We consider Mr. Lippert’s role as a member of the executive committee that comprises our CODM to be discrete and incremental to his role as the operating segment manager for the OEM operating segment. As described above, in his role as segment manager, Mr. Lippert is deeply involved in managing and maintaining customer relationships for several of our significant OEM customers as well as continuing to broaden our customer base beyond the traditional RV OEM customer base to enable increased leverage of our products, product development and operational capabilities. Many of these relationships were originated by Mr. Lippert and his active involvement in their cultivation and management with his two OEM sales VPs is considered a critical component of his segment manager responsibilities. These responsibilities differ from his responsibilities on the executive committee that comprise our CODM.
His role as part of the CODM executive committee is focused on strategic direction and capital deployment in support of growing our business. Specifically, in addition to monitoring the operating results of the operating segments, decisions involving the allocation of resources in support of product development, facility expansion and consideration of acquisitions are evaluated by the CODM executive committee. The significant growth we have experienced in recent years is the result of industry growth, organic growth and growth through strategic acquisitions. Our CODM executive committee is responsible for evaluating acquisition opportunities that support, enhance or expand the capabilities of each of our operating segments. Mr. Lippert’s CODM responsibilities also include the oversight of the five OEM operational VPs, who manage the efficiency and operational effectiveness of our network of manufacturing facilities which support both of our operating segments. These facilities are continuously reevaluated, and through rebalancing efforts are managed in an integrated manner to optimize material utilization, machine and labor capacity and efficiency, metrics which are managed and reported on at the consolidated level.
The information provided to our CODM includes a monthly financial report comprised of the following:

•	Consolidated sales and operating profit comparisons and analysis

•	Operating segment sales and operating profit comparisons and analysis

•	Consolidated analysis of material, labor, overhead and SG&A costs

•	Consolidated analysis of working capital and capital expenditures

•	Consolidated analysis of liquidity and covenant compliance

•	Commodity price information for steel and aluminum

•	RV industry-level information on wholesale and retail shipments and inventory

•	Status and commentary on strategic objectives

Based on our analysis including the factors summarized above, we concluded that the Company has two operating and reporting segments: OEM and Aftermarket.
Form 8-K furnished November 23, 2016
Exhibit 99.1

Website: www.lci1.com

5.
We note from page 41 that your presentation of the non-GAAP measure EBITDA is reconciled to operating profit rather than net income. Please revise to reconcile the non-GAAP measure EBITDA to net income which represents the most comparable GAAP measure. Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding non-GAAP Financial Measures.

We have revised the presentation on page 41 of Exhibit 99.1 as requested to reconcile the non-GAAP measure EBITDA to net income, and have furnished the revised presentation through an amended Form 8-K submitted on January 17, 2017.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our response, please contact the undersigned at (574) 312-6978, or Robert A. Kuhns, the Company’s Chief Legal Officer at (574) 312-7499. The Company will furnish any additional information and materials that you require.

Sincerely,

/s/ Brian M. Hall
Brian M. Hall
Chief Financial Officer

Website: www.lci1.com

Chairman – CEO Jason Lippert
President Scott Mereness
CODM
Chief Info Officer Jamie Schnur
VP - Enterprise Systems Seth DeBriere
VP - I.T. Operations Vince Doepker
Director - Engineering Systems Ed Fennen
Director - Data & Information Svcs. Kenan Colson
Corp Lean Director Milo Konefal
VP – Sales New Markets Andy Pocock
Mergers and Acquisitions
VP - Purchasing Scott Meiner
VP – Quality Byron Chartier
VP OPS Ryan Smith
VP OPS Chuck Bell
VP OPS Steve Jenkins
VP OPS Jason Falk
VP OPS Josh Roan
Manufacturing
OEM Segment Mgr Jason Lippert
VP Sales & Marketing Andy Murray
VP - Marketing & P.R. Jarod Lippert
Director - Sales Chassis Products Brian Hess
Director - Sales Motorized Vehicle Content Marty McManus
Director - Sales Body Jeff Cowan
Director – Sales West Coast & Canada Eddie Rackleff
Aftmkt Segment Mgr April Klein
VP - Aftermarket April Klein
Director - Parts Distribution & Sales Aaron LaFleur
Director – Cust Service Operations Nicole Short
Director – Technical Training & Support Mat Johnson
Director Aftermarket Sales Stephan Lussier
Director Duncan Brent Watson
Chief Fin. Officer. Brian Hall
Corporate Controller Kip Emenhiser
Director – Treasury Tom Benedict
Corporate Tax Tom Bauters
Internal Audit Julie Markiewicz
Chief Legal Officer Robert Kuhns
General Counsel (2) Shawn Lewis Dean Leazenby
Chief HR Officer Nick Fletcher
Director HR - Operations Jeff Pitman
Director HR -Corporate Erin Kent
Director Safety & Environmental Erick Click
Director - Payroll Wendy Brecht

Lippert Components
Executive Leadership Team

1/16/2017

Version: Current View
Author: JMS

Website: www.lci1.com